SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934


                    UMB Financial Corporation
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)

                           9027 88 108
                         (CUSIP Number)

                        Paul H. Shepherd
                  President and General Counsel
                 Dickinson Financial Corporation
                      1100 Main, Suite 350
                  Kansas City, Missouri  64105
                         (816) 472-5244

                           Copies to:

                       William M. Schutte
              Polsinelli, White, Vardeman & Shalton
                 700 W. 47th Street, Suite 1000
                Kansas City, Missouri  64112-1802
                         (816) 753-1000
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)

                        December 14, 1995
     (Date of Event which Requires Filing of this Statement)

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     This Amendment No. 1 amends, in the manner indicated below, the Schedule 13D (the "Schedule 13D") filed with the Commission on September 22, 1995 by Dickinson Financial Corporation on behalf of the "Group" identified therein relating to the common stock, $1.00 par value, of UMB Financial Corporation (the "Issuer"). The terms used herein and not defined herein have the meaning set forth in the Schedule 13D.

Inside Cover Page

          The responses for Reporting Person Dickinson Financial
     Corporation ("DFC") to questions 7, 9, 11 and 13 are amended as follows*:

          7.   Sole Voting Power              0
          9.   Sole Disposition Power         0
          11.  Aggregate Amount
               Beneficiary Owner              0
          13.  Percentage of Class            0%

Inside Cover Page

          The responses for Reporting Person Livingston Life
     Insurance Company ("Livingston") to questions 7, 9, 11 and 13 are amended as follows*:

          7.   Sole Voting Power              0
          9.   Sole Disposition Power         0
          11.  Aggregate Amount
               Beneficiary Owned              0
          13.  Percentage of Class            0%

Inside Cover Page

          The responses for Reporting Person DFC Acquisition
     Corporation Two ("Acquisition") to questions 7, 9, 11 and 13 are amended as follows*:

          7.   Sole Voting Power              0
          9.   Sole Disposition Power         0
          11.  Aggregate Amount
               Beneficiary Owned              0
          13.  Percentage of Class            0%

Inside Cover Page

          The responses for Reporting Person Gary Dickinson to questions 7, 9, 11 and 13 are amended as follows*:

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          7.   Sole Voting Power              0
          9.   Sole Disposition Power         0
          11.  Aggregate Amount
               Beneficiary Owned              0
          13.  Percentage of Class            0%

                  (Footnote on following page.)

* All responses for DFC, Livingston, Acquisition and Gary Dickinson assume consummation of the agreement between DFC, Livingston, Issuer, and UMB Bank, n.a., Trustee of the ESOP of UMB Financial Corporation (the "ESOP") dated December 14, 1995. See Item 5. The responses further assume that State Street Boston Corporation will consent to the assignment from DFC to Issuer of certain outstanding options to acquire Issuer Common Stock.


Item 5.  Interest in Securities of Issues.

     Item 5 is hereby amended and supplemented by the following:

     On December 14, 1995, DFC and Livingston entered into an agreement (the "Agreement") with Issuer and ESOP whereby Issuer and ESOP agreed to purchase from DFC and Livingston a total of 1,581,133 shares of Issuer common stock that DFC and Livingston either currently owned or had the option to purchase, consisting of 808,828 shares then owned by DFC, 3,405 shares then owned by Livingston, 256,300 shares acquired by DFC on December 22, 1995 pursuant to the exercise of an option, and 512,600 shares (the "Option Shares") then owned by State Street Boston Corporation ("State Street") but subject to the option to purchase by DFC under the terms of a stock purchase agreement between DFC and State Street dated September 15, 1995.

     Pursuant to the Agreement, Issuer and ESOP will acquire all such shares at a price of $43.50 per share in cash. Under the Agreement, DFC and Livingston will deliver 1,068,533 shares of Issuer common stock to Issuer and ESOP on January 2, 1996 against payment of $46,481,185. Thereafter, Issuer will acquire one-half of the Option Shares on March 22, 1996 and the remaining Option Shares on June 21, 1996 by either (i) exercising the option to purchase the Option Shares on its own behalf (if State Street consents to DFC's assignment of its right to purchase the Option Shares) or (ii) DFC exercising the option to purchase the Option Share using funds provided by Issuer. If the later event occurs, DFC will direct that the Option Shares be transferred to a custody account at UMB Bank, n.a. and concurrently released to Issuer.

     At such time as Issuer receives the Option Shares relating to the March 22, 1996 exercise, Issuer will pay DFC $2,062,050 for such shares. An equal amount will be paid by Issuer to DFC upon Issuer's receipt of the Option Shares relating to the June 21, 1996 exercise.
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     In the event any federal or state regulatory or governmental authority revokes or otherwise determines that Issuer or ESOP are not permitted to consummate the purchase of Issuer common stock, Issuer and ESOP will be relieved of any obligation to purchase the shares under the Agreement.

     All of the share amounts referenced herein have been adjusted to give effect to a 10% stock dividend payable January 2, 1996 to Issuer's shareholders of record on December 12, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by the following:

     See information in Item 5 above.


Item 7.   Material to be Filed as Exhibits.

     The following exhibit is filed herewith:

     Exhibit "99.4"--Agreement dated December 14, 1995 between UMB Financial Corporation, UMB Bank, n.a. Trustee of the ESOP of UMB
Financial Corporation, Dickinson Financial Corporation, and
Livingston Life Insurance Company.

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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                              December 27, 1995


                              DICKINSON FINANCIAL CORPORATION



                              By:  /s/ PAUL H. SHEPHERD
                              Paul H. Shepherd
                              President and General Counsel



                              LIVINGSTON LIFE INSURANCE
                              COMPANY



                              By:   /s/ GARY DICKINSON
                              Gary Dickinson
                              President


                              DFC ACQUISITION CORPORATION TWO



                              By:   /s/ PAUL H. SHEPHERD
                              Paul H. Shepherd
                              President


                               /s/ GARY DICKINSON
                              GARY DICKINSON